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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
           Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                                MEMRY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   586263-20-4
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 586263-20-4                 13G                     Page 2 of 5 Pages


(1)      Names of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Person

         Connecticut Innovations, Incorporated,
         a Connecticut corporation
         I.R.S. Identification No. 06-6000798

(2)      Check the Appropriate Box if a member of a Group (See Instructions)

         (a)    n/a
         (b)    n/a

(3)      SEC Use Only

(4)      Citizenship or Place of Organization   Connecticut

Number of Shares                    (5)     Sole Voting Power       508,805
Beneficially Owned                  (6)     Shared Voting Power        n/a
By Each Reporting                   (7)     Sole Dispositive Power  508,805
Person With                         (8)     Shared Dispositive Power   n/a

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person   508,805

(10)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)      n/a


(11)     Percent of Class Represented by Amount in Row (9) 6.0%

(12)     Type of Reporting Person (See Instructions)   CO
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CUSIP NO. 586263-20-4                 13G                     Page 3 of 5 Pages


Item 1(a). Name of Issuer:

   Memry Corporation


Item 1(b). Address of Issuer's Principal Executive Offices:

   57 Commerce Drive, Brookfield, Connecticut  06804


Item 2(a). Name of Person Filing:

   Connecticut Innovations, Incorporated


Item 2(b). Address of Principal Business Office or, if None, Residence:

   40 Cold Spring Road, Rocky Hill, Connecticut 06084


Item 2(c). Citizenship:

         a Connecticut corporation


Item 2(d). Title of Class of Securities:

         Common Stock


Item 2(e). CUSIP Number:

         586263-20-4


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a) [ ]    Broker or dealer registered under Section 15 of the Act,

       (b) [ ]    Bank as defined in Section 3(a)(6) of the Act,

       (c) [ ]    Insurance Company as defined in Section 3(a)(19) of the Act,

       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

       (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

       (g) [ ]    Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G); see Item 7,

       (h) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
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CUSIP NO. 586263-20-4                 13G                     Page 4 of 5 Pages


Item 4. Ownership.

       (a)  Amount beneficially owned:

                  508,805 shares, consisting entirely of shares issuable upon conversion of a convertible subordinated debenture

       (b)  Percent of Class:

                  6.0%

       (c)  Number of shares to which such person has:

       (i)    Sole power to vote or to direct the vote                508,805

       (ii)   Shared power to vote or to direct the vote              n/a

       (iii)  Sole power to dispose or to direct the disposition of   508,805

       (iv)   Shared power to dispose or to direct the disposition of n/a


Item 5. Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         n/a


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         n/a


Item 8. Identification and Classification of Members of the Group.

         n/a


Item 9. Notice of Dissolution of Group.

         n/a
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CUSIP NO. 586263-20-4                 13G                     Page 5 of 5 Pages


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                       CONNECTICUT INNOVATIONS,
                                         INCORPORATED



Dated as of: June 30, 1995             By:/s/ Victor R. Budnick
                                          ---------------------
                                              Victor R. Budnick,
Executed:  June 25, 1996                      President & Executive Director